Mail Stop 3561

August 29, 2007

By U.S. Mail and facsimile to (214) 480-7999
R.K. Templeton
President and Chief Executive Officer
Texas Instruments Incorporated
P.O. Box 660199
Dallas, Texas 75266-0199

Re: Texas Instruments Incorporated
         Definitive 14A
         Filed March 9, 2007
         File No. 001-03761

Dear Mr. Templeton:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

What are the objectives of our compensation program, page 17

1. You state that the committee judges performance-based on three specific measures one of which is "total shareholder return." Without further insight into what this term means, how it is determined, and how it impacts bonus awards, your disclosure is not easily understood. Please revise your disclosure to clarify what constitutes total shareholder return.

Analysis of Compensation Determinations for 2006, page 21

2. Please expand your disclosure to address the committee's analysis of "total compensation" and how the evaluation of this data resulted in specific awards for 2006 or modifications to the manner in which you implement your compensation program.

3. Please revise the compensation discussion and analysis to discuss material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1. of Commission Release No. 33-8732A. Refer to the disparity between Mr. Templeton's salary, the compensation awarded to him under the performance bonus and profit sharing programs and the TI Executive Officer Performance Corporate Incentive Plan, and the equity awards made on January 19, 2006. Provide a more detailed discussion of how and why Mr. Templeton's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Assessment of 2006 Company Performance, page 23

4. You provide little discussion and analysis of the effect of individual performance on performance based compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

5. Please disclose the necessary targets or performance measures to be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that such disclosure would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusions and disclose how difficult

or likely it would be for the company or the named executive officers to meet those goals. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Provide appropriate insight into the factors you considered in setting performance-related objectives such as assessments of historical incentive practice and the incentive parameters set for the relevant fiscal period.

Decisions on 2006 Performance Bonuses, page 24

6. Please provide additional analysis about how you determined the amount of compensation paid under the profit sharing program and the Executive Officer Performance Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under these programs but also provides substantive analysis and insight regarding the extent to which you achieved target or maximum levels of performance and how achievement of the corporate performance objectives and individual goals resulted in specific payouts for 2006. To the extent the committee exercised its discretion in making awards under these programs, as your disclosure on page 23 indicates, please disclose the specific exercises of discretion in accordance with Item 402(b)(2)(vi) of Regulation S-K.

7. Please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock option and restricted stock unit awards and describe the reasons why you allocated these awards in the proportions reflected in columns (i) and (j) of the Grants of Plan Based Award table. Please concisely set forth the rationale for the variances of these awards among the named executive officers. Please refer to Items 402(b)(1)(v) and 402(b)(2)(iii) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 38

8. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the termination or change in control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

9. Please consider aggregating the amounts payable for each situation that would generate a payout.

Please respond to our comments by September 28, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel